UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963
(772) 617-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 15, 2016, Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 18, 2016, Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 21, 2016, Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 24, 2016, Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 25, 2016 and Amendment No. 7 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on April 1, 2016 (as so amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price of $7.18 in cash (the “Offer Price”), which is equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration date of the Offer, which date for the determination of such price was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 8 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 8.  Capitalized terms used in this Amendment No. 8 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.

Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the heading “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer Period

The Offer expired at 11:59 P.M., New York City time, on Friday, April 1, 2016.  All of the conditions to the Offer, including the Minimum Condition, have been satisfied.  ARMOUR, through its newly formed subsidiary, Acquisition, has agreed to purchase 6,785,972 Shares that were properly tendered (including 594,297 Shares tendered through notices of guaranteed delivery) and not withdrawn prior to expiration of the Offer at the Offer Price of $7.18 per share, for an aggregate cost of approximately $48.7 million, excluding fees and expenses relating to the Offer.  The 6,785,972 Shares that ARMOUR has agreed to purchase in the Offer (including the Shares tendered through notices of guaranteed delivery) will result in ARMOUR’s ownership of approximately 57.2% of the Shares outstanding as of April 1, 2016.  The Minimum Condition was met as a result of the tender of 6,304,603 Shares (including 594,297 Shares tendered through notices of guaranteed delivery), exclusive of the 481,369 Shares that were owned immediately before the expiration of the Offer by ARMOUR, any of its subsidiaries or any officers or directors of ARMOUR, or the Company.

Pursuant to the Merger Agreement, ARMOUR intends to complete the acquisition of the Company through a second-step merger (referred to herein as the “Merger”) in which all of the remaining Shares not purchased by ARMOUR in the Offer will be converted into the right to receive the same cash price per Share as in the Offer, which is $7.18 per Share, for an aggregate cost of approximately $36.5 million.  The MGCL does not require that the Merger be approved by the Company’s stockholders.  In accordance with the MGCL, the Merger is expected to be consummated on April 6, 2016.  Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of ARMOUR. Following the Merger, it is anticipated that the Shares will cease to be traded on The New York Stock Exchange before the open of market on April 7, 2016.

On April 4, 2016, the Company and ARMOUR issued a joint press release announcing the expiration and results of the Offer.  The full text of the press release is attached as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.”

Item 9.

Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by inserting the following exhibit:

Exhibit No.	Description
(a)(5)(F)

Joint Press Release issued by JAVELIN Mortgage Investment Corp. and ARMOUR Residential REIT, Inc. dated April 4, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on April 4, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 4, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary